Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES OPERATIONS UPDATE, UPCOMING CONFERENCES AND RENEWS NORMAL COURSE ISSUER BID

Thousand Oaks, CALIFORNIA, September 21, 2026 – Kolibri Global Energy Inc. (the “Company” or Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide the following updates:

OPERATIONS UPDATE

Clifton Mack Wells

The Company has successfully completed fracture stimulation on all three Clifton Mack wells: the Clifton Mack 11-14-1HR (99.03% WI), Clifton Mack 11-14-2HR (97.36% WI), and Clifton Mack 11-14-3HR (97.45% WI) wells. The team has just finished drilling out the fracture stimulation plugs. Flowback on all three wells will start shortly, and we expect to report early production rates in a few weeks.

False Caney Well

The Company finished drilling the lateral of the Lovina 8-5-1HF well (99.9% WI) and is anticipating beginning fracture stimulation of the 1.2-mile lateral early in the fourth quarter.

Wolf Regener, CEO and President, commented, “We are excited that the Clifton Mack wells will be coming online shortly and that we completed drilling the Lovina 8-5-1HF well, which is our first test of the False Caney bench. We expect these wells to add significant production and, in the case of the Lovina well, to begin testing to prove up a new bench, which would lead to additional development locations. The Clifton Mack well locations were probable locations in the Company’s December 31, 2025 reserve report, so they will be converted to proved reserves in the next reserve report. The Lovina well location, being in a new bench, was not included in the reserve report at all. With oil prices currently around $100 a barrel, the timing of new production from these wells is looking much better than the $70 a barrel price we anticipated in our June 29th 2026 forecast.

“The cash flow generated will be used to pay down debt, return capital to shareholders, and, if oil prices remain elevated, should also provide us the ability to drill more wells sooner than anticipated. In addition, proving up a new production horizon in the False Caney bench would add additional drilling locations and potential reserves to our December 2026 Reserve Report.

Sidoti Small Cap Virtual Investor Conference

Mr. Regener & Gary Johnson, CFO & Vice President, are scheduled to present and host one-on-one meetings with investors live at the Sidoti Small-Cap Virtual Investor Conference. The presentation will be at 1:00 PM Eastern time on September 24th, 2026, which will be followed by an opportunity to ask questions. To register for the presentation or one-on-one meetings, visit www.sidoti.com/events.

Lytham Partners Investor Conference

Mr. Regener is scheduled to participate in a webcast presentation which will take place at 11:45 AM Eastern time on September 29, 2026. In addition, both Mr. Regener and Mr. Johnson will be participating in virtual one-on-one meetings on September 29th and 30th, 2026. The webcast can be accessed by visiting the conference website at https://lythampartners.com/fall2026/ or directly at https://app.webinar.net/Bbj1G91GZW5. The webcast will also be available for replay following the event.

NORMAL COURSE ISSUER BID

The board of directors of the Company has approved the renewal of its normal course issuer bid (the “Bid”) to purchase up to an aggregate of 1,797,574 common shares (“Shares”), being approximately 5% of the total number of 35,951,495 Shares issued and outstanding as at September 18, 2026, through the facilities of the Nasdaq Capital Market (the “Nasdaq”). The actual number of Shares which may be purchased pursuant to the Bid will be determined by management of the Company.

Mr. Regener commented, “Our capital allocation so far this year was focused on bringing the new wells on production and testing the False Caney bench. Once we have paid down our capital expenditures from those wells, we plan to reassess our capital allocation with the potential to return more capital to shareholders via share buybacks.”

Under the Bid, Shares may be repurchased in open market transactions on the Nasdaq, or by such other means as may be permitted by the Nasdaq and applicable securities laws. The price which the Company will pay for any such Shares will be the prevailing market price at the time of purchase.

The timing of purchases will be determined by management of the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. All Shares will be purchased for cancellation and the funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company. The duration of the Bid will be one year and will commence on September 28, 2026 and end on September 27, 2027.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of its Shares. As a result, depending upon future price movements and other factors, the Board believes that the Shares may represent an attractive investment to the Company and their purchase would be in the best interests of the Company and its shareholders.

The Bid will be commenced pursuant to the exemption available under section 4.8(3) of National Instrument 62-104 – Take-Over Bids and Issuer Bids. In accordance with U.S. securities laws, the maximum number of Shares that may be purchased in one day on the Nasdaq pursuant to the Bid is 25% of the average daily trading volume of the Shares on the Nasdaq in the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

Pursuant to the Company’s prior normal course issuer bid which began on September 23, 2025 and expires on September 22, 2026, as of September 18, 2026, the Company has purchased 112,759 Shares at a weighted average price of USD$4.21 per Share pursuant to open market transactions in the United States through the facilities of Nasdaq.

Under the terms of the credit facility between the Company’s operating subsidiary, Kolibri Energy US Inc. (“KEI US”), and the lender, KEI US may only distribute cash to the Company in certain circumstances. Accordingly, the Company will only repurchase Shares pursuant to the Bid using cash which has been distributed to the Company by KEI US in compliance with the terms of the credit facility.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

(e)	“Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, and higher rates of return and efficiencies, anticipated productivity of the Clifton Mack wells, the expectation that the Clifton Mack Well locations will be converted to proved reserves in the next reserve report, and the Company’s anticipated use of cash flow from production to pay down debt, return capital to shareholders and drill more wells; the terms under which the Bid will be operated, including the timing of the Bid, the number and price of Shares that may be purchased under the Bid, and any anticipated benefits or results of the Bid. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.